CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

By EDGAR and Fax

Daniel F. Duchovny Special Counsel Office of Mergers & Acquisitions United States Securities and Exchange Commission 100 F Street, N.W. Washington, D.C. 20549-3628	March 3, 2010

Re:	Wells Real Estate Investment Trust II, Inc.
Schedule TO-T/A filed January 26, 2010 by MIRELF III REIT Investments II, LLC
SEC File No. 005-85183

Dear Mr. Duchovny:

On behalf of MIRELF III REIT Investments II, LLC (the "Purchaser") and the other bidders identified in the amended Schedule TO-T/A referred to below, we are responding to the comment contained in your letter dated February 17, 2010. For your convenience, your comment is repeated below, followed by the response.

We have enclosed with this letter a copy of Amendment No. 2 to the Schedule TO-T/A which was filed on March 3, 2010 ("Amendment No. 2").

We note your response to prior comment 1 and we reissue it as it relates to the General Partner and Mr. Dickerman. Please include each as a bidder or provide us with your legal analysis addressing both (i) the factors listed in Section II.D.2 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline" (November 14, 2000) and (ii) the allocation of decision-making authority of Mr. Dickerman to act on behalf of the General Partner. Finally, revise your offer document to include all bidders on the cover page, not solely the Purchaser.

As reflected in Amendment No. 2, in accordance with your request, the General Partner has been added as a named bidder.  With respect to your request to include Mr. Dickerman as a named bidder, the bidders respectfully decline to comply with your request. The General Partner is identified as a bidder and is an established entity with substantial operations and assets apart from those related to the offer.  In such a case, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders. (See Current Issues and Rulemaking Projects Outline, Section II, D. 2 (November 14, 2000).) In addition, including Mr. Dickerman as a named bidder is inconsistent with market practice. Accordingly, Mr. Dickerman should not be deemed a “bidder” within the meaning of Rule 14d-1(g)(2) of the Exchange Act.

CLIFFORD CHANCE US LLP

With respect to the request made in the last sentence of your comment, the bidders respectfully decline to name anyone other than the Purchaser as a purchaser in the Offer to Purchase.  Nothing in the applicable law requires all "bidders" to be named in the Offer to Purchase as "purchasers".  Nor do published pronouncements of the Securities Exchange Commission (the "SEC") or its staff support such an approach.  Furthermore, the approach you propose is inconsistent with market practice.  Numerous Schedule TO filings made each year name a single purchaser but multiple bidders.

*                      *                      *                       *

The bidders have authorized us to advise you of their acknowledgement that:

●	they are responsible for the adequacy and accuracy of the disclosures in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect of the filings; and

●	they may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*                      *                      *                       *

If we may be of further assistance, please do not hesitate to call me at (212) 878-8281 or my colleague Adrienne Schneier at (212) 878-8463.

Very truly yours,

/s/ JOHN A. HEALY
John A. Healy

cc: Adrienne Schneier